UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated June 22, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI SAYS GHANA PARLIAMENT RATIFIES OBUASI
AGREEMENTS

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
(“AngloGold Ashanti” or the “Company”)
22 June 2018
NEWS RELEASE
AngloGold Ashanti Says Ghana Parliament Ratifies Obuasi Agreements
(JOHANNESBURG – PRESS RELEASE) -- AngloGold Ashanti is pleased to advise that the
Parliament of Ghana yesterday ratified the regulatory and fiscal agreements that cover the redevelopment of the Obuasi Gold Mine into a modern, productive mining operation.
The ratification of the Development Agreement and the Tax Concession Agreement is an
important step in progressing Obuasi’s redevelopment. The environmental permitting process is also at an advanced stage. The Board of Directors of AngloGold Ashanti had approved spending of $31m in February 2018, for front-end engineering and other preparatory work for the mine’s redevelopment, which is continuing.
“This is an important milestone that follows extensive negotiations and debate,” AngloGold
Ashanti Chief Executive Officer, Srinivasan Venkatakrishnan, said. “Obuasi is a high -grade, long-life ore body that will provide production for at least two decades at a very competitive cost, which will benefit a truly diverse set of stakeholders.”
“We’d like to extend special thanks to His Excellency, President Nana Akufo-Addo, the
Honourable Minister of Lands and Natural Resources, John-Peter Amewu, Minister of
Finance, Ken Ofori-Atta, their respective Deputy Ministers and their teams, for providing leadership that produced an equitable outcome to benefit the national, regional and local economies,” Venkat said.
Click here for the February 2018 release detailing the key metrics for the Obuasi Gold Mine redevelopment:
https://thevault.exchange/?get_group_doc=143/1519105955-AngloGoldReachesAccordwithGhanaOverObuasiInvestmentFramework.pdf
Ends
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Limited
CONTACTS
Media

Chris Nthite +27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey +27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey +27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman +1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi +27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti
’ s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti ’ s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions,
AngloGold Ashanti ’ s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti ’ s operations, economic performance and financial condition. These forward-
looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti ’ s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold
Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti
’ s annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti ’ s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements.
AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-GAAP financial measures
This communication may contain certain “Non - GAAP” financial measures. AngloGold Ashanti utilises certain Non -GAAP performance measures and ratios in managing its business. Non- GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is upda ted regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Website:
www.anglogoldashanti.com
ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2018
AngloGold Ashanti Limited
By:
/s/ M E SANZ PEREZ________
Name:     M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance